Mark T. Gleason

July 29, 2013

Board of Directors
Affinity Mediaworks Corporation

Gentlemen:

I hereby resign my positions as President, Secretary, Treasurer, Director and any other positions I hold with Nova Mining Corporation, effective immediately. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,
/s/ Mark T. Gleason Mark T. Gleason